Via EDGAR

January 10, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael R. Clampitt

Senior Staff Attorney

Re:	First Horizon National Corporation (“FHN”, the “Company”, or “we”)

Form 10-K for the Fiscal Year Ended December 31, 2010 (“2010 Form 10-K”)

Filed February 25, 2011

File No. 001-15185

Dear Mr. Clampitt:

We are in receipt of the letter, dated December 28, 2011, to Mr. D. Bryan Jordan, President and Chief Executive Officer of FHN, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding our 2010 Form 10-K. We appreciate the Staff’s careful review of our filing and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included each Staff comment below in boldface followed by our response. Our responses include an illustrative example of a future disclosure or disclosure enhancement. In such cases, the example is based on recent year-end or quarter-end data, and the precise language and substance of our actual future disclosure will depend upon the facts and circumstances at that future time. Only necessary excerpts from existing disclosure with proposed changes below have been included in this response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

Mortgage Repurchase and Related Risks, page 24

1. In future filings, revise here or in another risk factor to add disclosure as to the default trends of the whole loan sales and the securitizations. In this regard, disclose the recent aggregate outstanding balances of the 2005 through 2008 whole loan sales as well as the 2000-2009 loan securitizations. In addition, disclose the default/non-performing rates on those outstanding balances at the end of 2010 and 2011.

Response:

In future filings, where possible, we will incorporate by reference into Item 1A. Risk Factors the narrative within Management’s Discussion and Analysis (“MD&A”) that discusses trends as it relates to mortgage loans originated and sold or securitized by FHN. In addition, as discussed and presented in more detail below, in future filings we will enhance our previous disclosure in this area.

As the Staff has noted and as disclosed in FHN’s 2010 Form 10-K, FHN sold $69.5 billion of mortgage loans through whole loan sales to Government-Sponsored Enterprises (“GSEs”) from 2005 through 2008. While mortgage loan sales occurred in periods prior to 2005, loan sales executed during this period have produced a significant majority of the repurchase claims from GSEs (primarily Fannie Mae and Freddie

Mac). Loan sales ceased in August 2008 as a result of the sale of the national mortgage origination and servicing platforms (“legacy mortgage banking business”). Concurrent with the sale of the legacy mortgage banking business, FHN also sold servicing rights to the purchaser of the origination and servicing platforms, and has since executed bulk sales of servicing rights related to mortgage loans that were sold to GSEs in order to continue the wind-down of legacy mortgage banking activities. Because of these sales of servicing rights, FHN no longer has visibility into the current unpaid principal balance (“UPB”), performing status, and default trends of the entire $69.5 billion of loans originated and sold to GSEs from 2005 through 2008. For mortgage loans sold to GSEs that are no longer serviced by FHN, the requested information is not available to FHN and we are unable to disclose the aggregate current principal balance and default rates. For mortgage loans sold to GSEs from 2005 through 2008 that are still serviced by FHN, revised disclosure will include original UPB, current UPB as of the applicable balance sheet date, and default rates. Such disclosure will include a statement to the effect that the current statistics are not inclusive of the entire population of loans sold to GSEs during that time period and that such statistics should not be applied to the entire $69.5 billion of loans because trends in mortgage loans that continue to be serviced by FHN may not be an accurate reflection of the trends of mortgage loans sold to GSEs that FHN no longer services.

As noted by the Staff and as disclosed in the 2010 Form 10-K, FHN sold $47.0 billion in original UPB of first lien mortgage loans through proprietary securitizations from 2000 through 2007. FHN has not executed any proprietary securitizations of first lien mortgage loans since 2007. Since that time, a number of the securitization trusts have been “collapsed” through the optional termination by FHN of the Pooling and Servicing Agreements and the purchase of all remaining mortgage loans (and REO properties). Unlike the mortgage loans sold to GSEs, FHN continues to service a significant majority of the mortgage loans sold through proprietary securitizations. As of September 30, 2011, the original UPB of first lien mortgage loans in active securitizations was $36.7 billion. Existing disclosure, including current UPB and default rates related to proprietary securitizations, can be found in the 2010 Form 10-K on page 64 of Exhibit 13 within MD&A. For your convenience, an excerpt of the disclosure from the third quarter 2011 Form 10-Q has been provided below in italics along with proposed additions.

FHN also sold through proprietary securitizations home equity lines and loans from 2004 through 2007. The associated securitization trusts have been consolidated by FHN in accordance with Generally Accepted Accounting Principles. These home equity lines and loans are classified as “restricted” on FHN’s consolidated statements of condition and current trends are disclosed in the Asset Quality discussion within MD&A. Consequently, the existing and proposed disclosures below only include sales of first lien mortgage loans sold to GSEs or through proprietary securitizations.

Below in italics is an excerpt from existing disclosure from FHN’s third quarter 2011 Form 10-Q including a table which provides original UPB of mortgage loans securitized, original UPB of active securitizations, and the UPB as of the balance sheet date by loan type. Below the table is narrative discussion which provides current default rates and origination statistics of the securitized loans. Proposed disclosures incorporating requested information related to mortgage loans sold to GSEs that continue to be serviced by FHN are underlined and proposed deletions have been marked through. In future filings that include period-end information, FHN will provide similar disclosure for the periods ended December 2011 and 2010.

Origination Data

From 2005 through 2008, FHN originated and sold $69.5 billion of first lien mortgage loans to GSEs. GSE loans originated in 2005 through 2008 account for 94 percent of all repurchase requests/make-whole claims received between the third quarter 2008 divestiture of certain mortgage banking operations and third quarter 2011. Since the 2008 divestiture, FHN has continued the contraction of legacy mortgage banking activities which has resulted in multiple bulk sales of mortgage servicing rights. As of

September 30, 2011 and 2010, the original UPB of loans sold to GSEs from 2005 through 2008 that FHN serviced as of those dates was $7.2 billion and $8.8 billion, respectively. As of September 30, 2011 and 2010, the remaining UPB of the loans that were originated and sold to GSEs during the same period that FHN continued to service was $6.6 billion and $8.2 billion, respectively. As of September 30, 2011 and 2010, 11.01 percent and 10.52 percent, respectively, of those loans sold to GSEs from 2005 through 2008 that FHN continues to service were 90 or more days delinquent (inclusive of foreclosures and bankruptcies that are 90 plus days delinquent). Because FHN continues to service only a portion of the $69.5 billion mortgage loans sold to GSEs from 2005 through 2008, FHN is not able to determine whether, or the extent to which, delinquency rates provided for the FHN-serviced portion may be representative of the entire population of loans sold to GSEs during that time period. FHN has potential repurchase risk for claims of breach of representations and warranties for mortgage loans sold to GSEs regardless of its status as servicer.

In addition, from 2000 through 2007, FHN securitized $47.0 billion of first lien mortgage loans without recourse. This represents the entire period of FHN’s first lien mortgage securitization activities. Of the amount originally securitized, $12.7 billion of current UPB relates to securitization trusts that are still active as approximately 30 securitization trusts have become inactive due to cleanup calls exercised by FHN. The exercise of cleanup calls resulted in termination of the Pooling and Servicing Agreements and reacquisition of the related mortgage loans. As of September 30, 2011, FHN still services substantially all of the remaining loans transferred through proprietary securitizations.

The following table summarizes the loan composition of the private securitizations of FHN from 2000 through 2007:

Table 14—Composition of Off-Balance Sheet Proprietary Mortgage Securitizations

(Dollars in thousands)	Original UPB for All Securitizations (a)	Original UPB for Active Securitizations (a)	UPB as of September 30, 2011
Loan type:
Jumbo (b)	$27,062,825	$16,786,355	$5,173,349
Alt-A	19,946,023	19,946,023	7,483,397

Total proprietary securitizations	$47,008,848	$36,732,378	$12,656,746

Proprietary securitizations were originated during vintage years 2000 through 2007. Does not include amounts related to consolidated securitization trusts.

(a)	Original principal balances obtained from trustee statements.

(b)	UPB as of September 30, 2011 adjusted for clean-up calls exercised by FHN.

The remaining jumbo mortgage loans originated and sold by FHN had weighted average FICO scores of approximately 733 and weighted average CLTV ratios of approximately 77 percent at origination. Alt-A loans consisted of a variety of non-conforming products that typically have greater credit risk due to various issues such as higher CLTV or DTI ratios, reduced documentation, or other factors. As of September 30, 2011, 10.16 percent of the jumbo mortgage loans were 90 days or more delinquent and 19.49 percent of the Alt-A loans were 90 days or more delinquent.

Item 9A.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 41

2. We note your statement that material information relating to the corporation and the corporation’s consolidated subsidiaries is made known to officers by others within the consolidated entities, particularly during the period the annual report was prepared. However, your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is “recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e).

Response:

FHN confirms that our disclosure controls and procedures for 2010 met all of the requirements of Rule 13a-15(e) under the Exchange Act. In future filings, FHN will clarify the narrative in Item 9A. Controls and Procedures, as proposed below. Proposed additions have been underlined while proposed deletions have been marked through.

Evaluation of Disclosure Controls and Procedures. The Corporation’s management, with the participation of the Corporation’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness ~~of the design and operation~~ of the Corporation’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by the annual report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Corporation’s disclosure controls and procedures were ~~are~~ effective as of the end of the period covered by this report. ~~to ensure that material information relating to the Corporation and the Corporation’s consolidated subsidiaries is made known to such officers by others within these entities, particularly during the period this annual report was prepared, in order to allow timely decisions regarding required disclosure.~~

* * *

As requested in the letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2010 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K;

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me at (901)257-6223 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Very truly yours,

/s/ Jeff L. Fleming
Jeff L. Fleming
Chief Accounting Officer

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